EXHIBIT 99.2

99 Wood Avenue South, Suite 311

Iselin, NJ 08830

www.pharmoscorp.com

Senior Pharmaceutical Executive Joins Pharmos Management

Alan Rubino Appointed President and Chief Operating Officer

Iselin, NJ, November 7, 2005 – Pharmos Corporation (Nasdaq: PARS) announced today that it has appointed Alan L. Rubino President and Chief Operating Officer. Mr. Rubino replaces Gad Riesenfeld, Ph.D., who will remain at the Company in a consulting role to ensure a smooth transition.

Mr. Rubino is a highly experienced 24-year veteran of Hoffmann-LaRoche where he rose to Senior Vice President and a member of the U.S. Executive and Operating Committees. During his tenure at Hoffmann-LaRoche, Rubino held a variety of positions with broad responsibilities that encompassed Business Operations, Business Strategy, Human Resources and Sales and Marketing, including the launch of the first biotechnology product, Roferon-A®. As Senior Vice President of Business Operations from 1997-2001, he served as the general manager of up to 12 of Roche’s 20 business units, representing over $1 billion, or 50% of U.S. sales. He also played a leading role in managing many of Roche’s strategic marketing alliances with other pharmaceutical firms.

Prior to joining Pharmos, Mr. Rubino was most recently Executive Vice President and General Manager of PDI, Inc., a publicly traded outsourcing company focused on the pharmaceutical and biotech industries. Mr. Rubino holds a B.A. in Economics from Rutgers University with a minor in biology and chemistry. He has also attended executive programs at both Harvard Business School and the University of Lausanne. Currently, he is a member of the Board of Directors of Rutgers Business School and Aastrom Biosciences, Inc.

Haim Aviv, Ph.D., Chairman and Chief Executive Officer, said, “Alan brings to the management of Pharmos valuable talent and many years of experience in commercial and business aspects of our industry which will help reshape Pharmos and build a stronger company.”

Mr. Rubino will be based in the Company’s New Jersey headquarters.

Mr. Rubino said, “As the biopharmaceutical sector continues to emerge and evolve, I am confident that the Pharmos business model will be instrumental to achieving durable successes. From inception, the company has been anchored by a scientific R&D foundation with a concentration in the exciting cannabinoid category. Coupling Pharmos’ science with the careful pursuit of sound business development and investment strategies will be key to introducing meaningful new therapeutics for patients and physicians while creating long-term value for employees and shareholders.”

Dr. Riesenfeld joined Pharmos in 1992 and was appointed Chief Operating Officer in 1995 and President in 1997. He managed Pharmos’ U.S. operations and the development and registration with the FDA of the Company’s first product, Lotemax®. He led the collaboration with Bausch & Lomb that resulted in the development and FDA approval of two additional products, all of which were eventually sold to Bausch & Lomb. Dr. Riesenfeld headed the international effort for the development of dexanabinol for TBI that failed to demonstrate efficacy yet is considered by experts as one of the best designed and executed clinical trials in this field. Dr. Riesenfeld has presented Pharmos at numerous investor and business forums, taking a key role in investor relations and the Company’s international product development activities.

Dr. Riesenfeld commented, “Being part of the Pharmos team has been a very enriching experience over the last thirteen years. I believe that Pharmos has a bright future, and I will watch with much interest as its opportunities develop.”

Dr. Aviv added, “I want to express my sincere thanks to Dr. Riesenfeld for his years of leadership, untiring dedication, and commitment to Pharmos. Dr. Riesenfeld’s guidance and insight will be missed. We appreciate his willingness to remain with the Company in a consulting role for a transitioning period.”

Pharmos discovers and develops novel therapeutics to treat a range of indications including neurological and inflammatory disorders. The Company’s core proprietary technology platform focuses on discovery and development of synthetic cannabinoid compounds. Cannabinor, the lead CB2-selective receptor agonist candidate, is undergoing Phase I safety studies and, if successful, will enter Phase II testing in pain indications in early 2006. From the dextrocannabinoid family, the neuroprotective drug candidate dexanabinol completed a Phase IIa trial as a preventive agent against post-surgical cognitive impairment. Other compounds from Pharmos' proprietary synthetic cannabinoid library are in pre-clinical studies targeting pain, multiple sclerosis, rheumatoid arthritis and other disorders. The Company’s NanoEmulsion drug delivery system is in clinical-stage development for topical application of analgesic and anti-inflammatory agents.

Statements made in this press release related to the business outlook and future financial performance of the Company, to the prospective market penetration of its drug products, to the development and commercialization of the Company's pipeline products and to the Company's expectations in connection with any future event, condition, performance or other matter, are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. Additional economic, competitive, governmental, technological, marketing and other factors identified in Pharmos' filings with the Securities and Exchange Commission could affect such results.

Contacts

Pharmos U.S.	The Ruth Group, Inc.
Gale Smith	John Quirk (investors)
(732) 452-9556	(646) 536-7029
Pharmos Israel	Janine McCargo (media)
Irit Kopelov	(646) 536 7033
011-972-8-940-9679